Exhibit 21.1

Subsidiaries of Phoenix Capital Group Holdings, LLC

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Phoenix Operating LLC	Delaware

Firebird Services, LLC	Delaware

Phoenix Capital Group Holdings I, LLC	Delaware

Adamantium Capital, LLC	Delaware